GETTY COPPER INC.

January 20, 2011

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention:      Mr. Karl Hiller, Branch Chief

Re:     Getty Copper Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2009
           Filed June 24, 2010
           File No. 000-29578

Dear Mr. Hiller:

We refer to your letter of December 9, 2010 (the "Comment Letter") regarding the above-referenced Form 20-F filing by Getty Copper Inc. (the "Company"). We acknowledge that, in our letter to you dated December 29, 2011, we indicated that we anticipated filing our response to the Comment Letter by Friday, January 14, 2011.

We confirm that the Company is now well-advanced in the preparation of its responses to the comments set forth in the Comment Letter. However, the responses require more detailed review by our consulting engineer. As such, the Company now anticipates that it will be able to provide the response no later than Wednesday, January 26, 2011. Thank you for your understanding and patience.

In the meantime, please feel free to contact the undersigned should you have any questions or concerns.

Yours very truly,

GETTY COPPER INC.

Per: /s/ Corby Anderson
Dr. Corby Anderson, QP CEng FIMMM FIChemE
President, CEO

1000 Austin Ave., Coquitlam, B.C., Canada V3K 3P1 Tel:(604) 931-3231 Fax: (604) 931-2814
www.gettycopper.com	TSX Venture Exchange: GTC	E-mail: getty@telus.net